ICAHN CAPITAL L.P.
                          767 FIFTH AVENUE, 47TH FLOOR
                            NEW YORK, NEW YORK 10153


ANDREW LANGHAM, ASSISTANT GENERAL COUNSEL            DIRECT DIAL: (212)702-4382
                                                     EMAIL:  ALANGHAM@SFIRE.COM

                               December 19, 2011

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
One Station Place - 100 F Street, N.E.
Washington D.C. 20549-3628
Attention: Mr. David L. Orlic, Special Counsel

     RE: SCHEDULE TO-T FILED BY IEP METALS SUB LLC, ICAHN ENTERPRISES HOLDINGS L.P. ET AL.
          FILED  ON  DECEMBER  9,  2011
          FILE  NO.  005-34607

Dear  Mr.  Orlic:

     Set forth below, on behalf of IEP Metals Sub LLC, a limited liability company governed by the laws of Delaware and Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware (collectively, the "Icahn Entities"), are responses to the comments contained in the letter (the "Comment Letter") from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") received by Andrew Langham, Assistant General Counsel to Icahn Enterprises L.P. and certain affiliates, via email on December 15, 2011, relating to the Schedule TO-T, filed by the Icahn Entities with the Commission on December 9, 2011 (the "Original Schedule TO").

     This letter and Amendment No. 2 to the Original Schedule TO (the "Amended Schedule TO") are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via federal express a hard copy of this letter and one copy of the Amended Schedule TO.

     For the convenience of the Staff, each of the Staff's comments is reproduced and is followed by the corresponding response of the Icahn Entities.

General

1. While Icahn Enterprises G.P. Inc. and Beckton Corp. are listed as filing persons on the cover page of Schedule TO, they have not executed the schedule. Please have these persons execute the schedule.

     In response to the Staff's comment, the Icahn Entities have revised the signature pages to the Amended Schedule TO to include Icahn Enterprises
     G.P.,  Inc.  and  Beckton  Corp.

Introduction, page 7

2. We note the disclaimers appearing on pages 8 and 16. While you may include appropriate language concerning the limits on the reliability of the cited information, you may not disclaim responsibility for its accuracy and completeness. Please revise.

     In response to the Staff's comment, the Icahn Entities reviewed a number of recent offers to purchase, including Air Products' Offer to Purchase, dated February 11, 2010, Skyworks Solutions, Inc.'s Offer to Purchase, dated December 9, 2011, Gilead Sciences, Inc.'s Offer to Purchase, dated December 6, 2011 and General Dynamics' Offer to Purchase, dated November 18, 2011. In our review of the aforementioned Offers to Purchase, the Icahn Entities found that other offerors frequently include disclaimers substantially similar to the language referenced in Comment No. 2. Nonetheless, in response to the Staff's comment, the Icahn Entities have revised the disclosure in the Amended Schedule TO.

Withdrawal Rights, page 12

3. Please disclose the date certain after which securities may be withdrawn pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934. See
     Item  1004(a)(1)(vi)  of  Regulation  M-A.

     In response to the Staff's comment, the Icahn Entities refer the Staff to the last sentence of Section 4 "Acceptance For Payment and Payment For Shares", which provides "The Offeror will not accept Shares for payment unless all conditions to the Offer have been satisfied or waived." The Icahn Entities intentionally included this disclosure to make it explicitly clear that the Icahn Entities would not accept Shares for payment unless all conditions to the Offer have been satisfied or waived, including any government regulatory approvals. Because of this disclosure, the Icahn Entities have foreclosed any possibility that the Icahn Entities could accept Shares for payment at the expiration date while a condition, including a government approval, remains outstanding. As a result, the Icahn Entities do not believe disclosure regarding the withdrawal date pursuant to Section 14(d)(5) is necessary.

Certain Information Concerning the Offeror, page 16

4. Certain information required by Item 1003 of Regulation M-A does not appear to have been provided for all filing persons. Please revise your disclosure, or advise.

     In response to the Staff's comment, the Icahn Entities have revised the disclosure in the Amended Schedule TO.

Caution Concerning Forward-Looking Statements, page 21

5. Disclosure made in connection with a tender offer is not entitled to the safe harbor provisions of the Private Securities Litigation Reform Act. See
     Section 21 E(b)(2)(C) of the Securities Exchange Act of 1934. Please do not refer to the PSLRA in disclosure made in connection with your tender offer, including press releases, offers to purchase, and proxy materials.

     In response to the Staff's comment, the Icahn Entities will not refer to the PSLRA disclosure in future tender offer materials, including press releases, offers to purchase and proxy materials.

Conditions of the Offer, page 25

6. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise clause
     (i)  of  the  second  paragraph  of  this  section  accordingly.

     In response to the Staff's comment, the Icahn Entities have revised the disclosure in the Amended Schedule TO.

Each Icahn Entity acknowledges that:

     - such Icahn Entity is responsible for the adequacy and accuracy of the disclosure in the filing;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - such Icahn Entity may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     If  you  have  any  questions  regarding, please contact the undersigned at
(212)  702-4382  or  Keith  Schaitkin,  General  Counsel,  at  (212)  702-4380.


                                              Very truly yours,




                                               Andrew Langham